SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 32)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5                  13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.  34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,755,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,755,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,755,600 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 32 amends certain information contained in the Schedule 13D filed by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to
Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to
Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to
Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to
Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to
Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to
Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to
Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to
Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to
Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to
Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to
Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to
Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to
Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to
Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to
Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to
Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to
Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to
Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to
Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to
Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to
Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to
Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to
Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to
Schedule 13D dated May 18, 2005, as further amended by Amendment No. 26 to
Schedule 13D dated June 15, 2005, as further amended by Amendment No. 27 to
Schedule 13D dated June 23, 2005, as further amended by Amendment No. 28 to
Schedule 13D dated July 14, 2005, as further amended by Amendment No. 29 to
Schedule 13D dated August 4, 2005, as further amended by Amendment No. 30 to
Schedule 13D dated August 12, 2005, and as further amended by Amendment No. 31 to Schedule 13D dated September 1, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On September 9, 2005, First Union and Sizeler entered into an agreement providing for, among other things, (i) the dismissal and release of all litigation between Sizeler and First Union, (ii) the appointment of Michael L. Ashner, Chairman and Chief Executive Officer of First Union, to the Board of Directors of Sizeler, the Compensation Committee of the Board of Directors of Sizeler, and a recently created Strategic Direction and Acquisition Committee of the Board of Directors and (iii) the withdrawal by First Union of its nominees for election to the Board of Directors of Sizeler at the 2005 Annual Meeting of Stockholders and a related stockholder proposal. For additional information relating to the terms of the agreement, reference is made to First Union's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2005.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2005                     FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Michael L. Ashner
                                                  -------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer